Exhibit 99.1(a)

LIVEWIRE GROUP, INC.

2022 INCENTIVE AWARD PLAN

RESTRICTED STOCK UNIT GRANT NOTICE

LiveWire Group, Inc. (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the LiveWire Group, Inc. 2022 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference. Each RSU is hereby granted in tandem with a corresponding Dividend Equivalent as further described in the Agreement. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:

Grant Date:

Number of RSUs:

Vesting Commencement Date:

Vesting Schedule:	[To be specified]

By accepting (whether in writing, electronically or otherwise) the RSUs and Dividend Equivalents, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

LIVEWIRE GROUP, INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

Exhibit A

RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.

GENERAL

1.1 Award of RSUs(a) . The Company has granted the RSUs, together with an equivalent number of tandem Dividend Equivalents, to Participant effective as of the grant date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share, as set forth in this Agreement. Participant will have no right to the distribution of any Shares or payment of any cash until the time (if ever) the RSUs have vested.

1.2 Incorporation of Terms of Plan. The RSUs and tandem Dividend Equivalents are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control, unless it is expressly specified in this Agreement or the Grant Notice that the specific provision of the Plan will not apply. For clarity, the foregoing sentence shall not limit the applicability of any additive language contained in this Agreement which provides supplemental or additional terms not inconsistent with the Plan. If the Non-U.S. Provisions (as defined below) apply to Participant, in the event of a conflict between the terms of this Agreement or the Plan and the Non-U.S. Provisions, the terms of the Non-U.S. Provisions shall control.

1.3 Unsecured Promise. The RSUs will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

ARTICLE II.

VESTING; FORFEITURE AND SETTLEMENT; DIVIDEND EQUIVALENTS

2.1 Vesting of RSUs; Forfeiture of RSUs. The RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated. Except as otherwise set forth in the Grant Notice, the Plan or this Agreement, and unless the Administrator otherwise determines, in the event of Participant’s Termination of Service for any reason, all unvested RSUs will immediately and automatically be cancelled and forfeited (after taking into consideration any accelerated vesting which may occur in connection with such Termination of Service, if any).

2.2 Settlement of RSUs.

(a) RSUs that vest will be paid in Shares as soon as administratively practicable after the vesting of the applicable RSU, but in no event later than March 15th of the calendar year following the calendar year in which the applicable RSU vests.

(b) Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law or an applicable provision of the Plan until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

2.3 Dividend Equivalents. Each RSU granted hereunder is hereby granted in tandem with a corresponding Dividend Equivalent which Dividend Equivalent shall remain outstanding from the Grant Date until the earlier of payment or forfeiture of the RSU to which it corresponds. With respect to each dividend or other distribution declared with respect to the Shares underlying the RSU for which the record date occurs on or after the Grant Date and on or prior to the earlier to occur of the payment or forfeiture of the RSU underlying such Dividend Equivalent, each outstanding Dividend Equivalent shall entitle Participant to receive payments equal to dividends or other distributions paid, if any, on the Shares underlying the RSU to which such Dividend Equivalent relates. Any such amounts shall be paid to Participant only if and to the extent the RSU to which such Dividend Equivalent relates vests, and shall be paid at such time as the Shares underlying the RSUs are paid pursuant to Section 2.2 above (but in no event later than March 15th of the calendar year following the year in which the RSU to which such Dividend Equivalent relates vests). Unless otherwise determined by the Administrator, Dividend Equivalents shall be paid in cash. Dividend Equivalents shall not entitle Participant to any payments relating to dividends or other distributions declared by the Company that have a record date that occurs after the earlier of the payment or forfeiture of the RSU to which it corresponds. In addition, notwithstanding the foregoing, in the event of Participant’s Termination of Service for any reason, Participant shall not be entitled to any Dividend Equivalent payments with respect to dividends or distributions declared but not paid prior to such Termination of Service on Shares underlying RSUs which are unvested as of such Termination of Service (after taking into account any accelerated vesting, if any, that may occur in connection with such termination). Dividend Equivalents and any amounts that may become distributable in respect thereof shall be treated separately from the RSUs and the rights arising in connection therewith for purposes of Section 409A (including for purposes of the designation of the time and form of payments required by Section 409A).

ARTICLE III.

TAXATION AND TAX WITHHOLDING

3.1 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of the RSUs and Dividend Equivalents and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2 Tax Withholding.

(a) As set forth in Section 9.5 of the Plan, the Company and its Subsidiaries and affiliates shall have the authority and the right to deduct or withhold, or require Participant to remit to the Company, any Subsidiary or any affiliate, as applicable, an amount sufficient to satisfy federal, state, local and foreign taxes and/or social security social insurance or national insurance contributions required by law to be withheld with respect to any taxable event arising in connection with the RSUs and the Dividend Equivalents.

(b) Notwithstanding the foregoing, unless [the Company / Participant] otherwise determines, the Company shall automatically, and without further action by Participant, withhold, or cause to be withheld, a number of Shares otherwise issuable upon settlement of vested RSUs in an amount sufficient to satisfy the applicable withholding tax obligations with respect to the RSUs. [In addition, in the event Participant is an officer for purposes of Section 16(b) of the Exchange Act when vested RSUs are paid, then the Company shall withhold, or cause to be withheld, a number of Shares otherwise issuable upon settlement of such vested RSUs in an amount sufficient to satisfy the applicable withholding tax obligations with respect to the RSUs.]

(c) The number of Shares which may be so withheld pursuant to Section 3.2(b) above shall be limited to the number of Shares which have a fair market value on the date of withholding no greater than the aggregate amount of such liabilities based on the maximum individual statutory withholding rates in Participant’s applicable jurisdictions for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income, in accordance with Section 9.5 of the Plan.

(c) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs and Dividend Equivalents, regardless of any action the Company or any Subsidiary or affiliate takes with respect to any tax withholding obligations that arise in connection with the RSUs or Dividend Equivalents. Neither the Company nor any Subsidiary or affiliate makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant, vesting or payment of the RSUs or the Dividend Equivalents, or the subsequent sale of Shares. The Company and its Subsidiaries and affiliates do not commit and are under no obligation to structure the RSUs or Dividend Equivalents to reduce or eliminate Participant’s tax liability.

ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the RSUs, the Shares subject to the RSUs and the Dividend Equivalents are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2 Clawback. The RSUs, the Dividend Equivalents and the Shares issuable hereunder shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company following the Grant Date, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

4.3 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Chief Legal Officer at the Company’s principal office or the Chief Legal Officer’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.4 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.5 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.6 Successors and Assigns. The Company may assign any of its rights under this Agreement to a single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.7 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs and the Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.8 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.9 Severability. If any portion of the Grant Notice or this Agreement or any action taken under the Grant Notice or this Agreement, in any case is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Grant Notice and/or this Agreement (as applicable), and the Grant Notice and/or this Agreement (as applicable) will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

4.10 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs and Dividend Equivalents, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs and Dividend Equivalents, as and when settled pursuant to the terms of this Agreement.

4.11 Not a Contract of Employment or Service. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or its Subsidiary or affiliate or interferes with or restricts in any way the rights of the Company and its Subsidiaries and affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without Cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary or affiliate and Participant.

4.12 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

4.13 Governing Law. The Grant Notice and this Agreement will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

4.14 Data Privacy. Without limiting any other provisions of this Agreement, Section 10.9 (“Data Privacy”) of the Plan is hereby incorporated into this Agreement as if first set forth herein. If Participant resides in the UK or the European Union, the Company and its Subsidiaries and affiliates will hold, collect and otherwise process certain data as set out in the applicable company’s GDPR-compliant data privacy notice, which will be or has been provided to Participant separately. All personal data will be treated in accordance with applicable data protection laws and regulations.

4.15 Special Provisions for RSUs Granted to Participants Outside the U.S. If Participant performs services for the Company outside of the United States, these RSUs and Dividend Equivalents shall be subject to the special provisions, if any, for Participant’s country of residence, as set forth in Appendix A-1 (the “Non-U.S. Provisions”). If Participant relocates to one of the countries included in the Non-U.S. Provisions during the life of these RSUs and Dividend Equivalents, the special provisions for such country shall apply to Participant, to the extent the Company determines that the application of such provisions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Company reserves the right to impose other requirements on these RSUs and the Shares delivered upon settlement of these RSUs and the Dividend Equivalents, to the extent the Company determines it is necessary or advisable in order to comply with local laws or facilitate the administration of the Plan, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

4.16 Acknowledgment of Nature of Plan and RSUs. In accepting the RSUs and Dividend Equivalents, Participant acknowledges that:

(a) for labor law purposes, the RSUs, the Dividend Equivalents and the Shares subject to the RSUs are an extraordinary item that does not constitute wages of any kind for services of any kind rendered to the Company or to Participant’s service entity, and the award of the RSUs and Dividend Equivalents is outside the scope of Participant’s service contract, if any;

(b) for labor law purposes, the RSUs, the Dividend Equivalents and the Shares subject to the RSUs are not part of normal or expected wages or salary for any purposes, including, but not limited to, calculation of any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, holiday pay, long-service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company, Participant’s employer, its parent, or any Subsidiary or affiliate of the Company;

(c) the RSUs, the Dividend Equivalents and the Shares subject to the RSUs are not intended to replace any pension rights or compensation;

(d) none of the RSUs, the Dividend Equivalents or any provision of this Agreement, the Plan or the policies adopted pursuant to the Plan confer upon Participant any right with respect to service or continuation of current service and shall not be interpreted to form a service contract or relationship with the Company or any Subsidiary or affiliate;

(e) the future value of the Shares underlying the RSUs is unknown and cannot be predicted with certainty; and

(f) the value of the Shares acquired upon settlement of the RSUs may increase or decrease in value.

* * * * *

APPENDIX A-1

TO RESTRICTED STOCK UNIT AGREEMENT

SPECIAL PROVISIONS FOR PARTICIPANTS OUTSIDE THE UNITED STATES

This Appendix A-1 (this “Appendix”) includes special terms and conditions applicable to Participants in the countries below. These terms and conditions are in addition to those set forth in the Restricted Stock Unit Agreement and the Grant Notice (together, the “Agreement”) and the Plan and to the extent there are any inconsistencies between these terms and conditions and those set forth in the Agreement, these terms and conditions shall prevail. Any capitalized term used in this Appendix A-1 without definition shall have the meaning ascribed to such term in the Plan or the Agreement, as applicable.

This Appendix also includes information relating to exchange control and other issues of which Participant should be aware with respect to his or her participation in the Plan. The information is based on the exchange control, securities and other laws in effect as of July 2021 (for the United Kingdom) and January 2022 (for Germany). Such laws are often complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the information herein as the only source of information relating to the consequences of participation in the Plan because the information may be out of date at the time the RSUs vest, the RSUs or Dividend Equivalents are paid or the Shares acquired under the Plan are sold.

In addition, the information is general in nature and may not apply to the particular situation of Participant, and the Company is not in a position to assure Participant of any particular result. Accordingly, Participant is advised to seek appropriate professional advice as to how the relevant laws in his or her country may apply to his or her situation. Finally, if Participant is a citizen or resident of a country other than the one in which he or she is currently working, the information contained herein may not be applicable to Participant.

GERMANY

Exchange Control Information. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank (Bundesbank). In case of payments in connection with securities (including proceeds realized upon the sale of Shares or from the receipt of any dividends paid on such Shares), the report must be made by the 5th day of the month following the month in which the payment was received. The report must be filed electronically. The form of report (“Allgemeine Meldeportal Statistik”) can be accessed via the Bundesbank’s website (www.bundesbank.de) and is available in both German and English. Participant is responsible for complying with applicable reporting requirements.

Foreign Asset/Account Reporting Information. If Participant’s acquisition of the underlying Shares under the Plan leads to a so-called qualified participation at any point during the calendar year, Participant will need to report the acquisition when Participant files his or her tax return for the relevant year. A qualified participation is attained only in the unlikely event (i) Participant owns at least 1% of the Company and the value of the Shares acquired exceeds €150,000, or (ii) Participant holds Shares exceeding 10% of the total capital of the Company.

UNITED KINGDOM

Participants, Definitions

The Agreement as amended pursuant to this Appendix forms the rules of the employee share scheme applicable to the United Kingdom-based Participants of the Company and any Subsidiaries. Only employees of the Company or any Subsidiary are eligible to be granted RSUs and Dividend Equivalents or be issued Shares under the Agreement. Other Service Providers (including Consultants or non-employee Directors) who are not employees are not eligible to receive RSUs or Dividend Equivalents under the Agreement in the United Kingdom. Accordingly, all references in the Agreement and the Plan to “Service Provider” shall mean an Employee (as defined in the Plan) and “Termination of Service” shall be interpreted as a references to Participant’s employment.

The following provision shall be added to the Agreement:

No Rights to Compensation. Nothing in this Agreement or in the Plan shall give Participant any rights to compensation or damages including, without limitation, for any loss or potential loss that Participant may suffer by reason of the forfeiture of the RSUs, Dividend Equivalents or Shares as a result of the termination of the Plan or the Agreement or the lapsing of RSUs, Dividend Equivalents as a result of Participant’s Termination of Service including where any Termination of Service is subsequently held to be wrongful or unfair.

Special Tax Consequences

(a) References to “right to deduct or withhold” taxes and any similar phrases relating to tax obligations when used in the Plan or in the Agreement shall include income tax, employee’s National Insurance contributions and (at the discretion of the Company and to the extent permitted by law) employer’s National Insurance contributions or other similar taxes arising in any jurisdiction (any a “Tax Liability”) that are attributable to (i) the grant or vesting of, or any benefit derived by Participant from, an RSU, the Dividend Equivalents or the Shares which are settled on vesting of the RSUs; (ii) the transfer or issuance of Shares to Participant upon vesting of the RSUs or of cash to Participant upon settlement of the Dividend Equivalents; (iii) any restrictions applicable to any Shares held by Participant ceasing to apply thereto; or (iv) the disposal of any Shares (each event referred to as a “Taxable Event”). Participant will indemnify and keep indemnified the Company and his/her employing company (the “Employer”), if different, from and against any liability for or obligation to pay any Tax Liability that arises in consequence of any Taxable Event.

(b) Participant undertakes that, upon request by the Company, he or she will (on or within 14 days of acquiring the Shares) join with his or her Employer in electing, pursuant to Section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) that, for relevant tax purposes, the market value of the Shares acquired on vesting of the RSUs on any occasion will be calculated as if the Shares were not restricted and Sections 425 to 430 (inclusive) of ITEPA are not to apply to such Shares.

(c) Participant agrees that if Participant does not pay, or his/her Employer or the Company does not withhold from Participant, the full amount of any income tax arising in respect of any Taxable Event (and to the extent such income tax pertains to a “notional payment” as defined in Section 222(1)(a) of ITEPA within ninety (90) days after the end of the tax year in which the notional payment is treated as having been made (for the purposes of Section 222 of ITEPA), or such other period specified in Section 222(1)(c) of ITEPA, (the “Relevant Period”) then the amount of income tax and employee’s National Insurance contributions that should have been withheld in respect of the notional payment shall constitute a loan owed by Participant to the Employer, effective from the end of the Relevant Period. Participant agrees that the loan will bear interest at Her Majesty’s Revenue and Customs’ official rate and will be immediately due and repayable by Participant, and the Company and/or the Employer may recover it at any time thereafter by: (i) withholding the funds from salary, bonus or any other funds due to Participant by the Employer; (ii) withholding Shares otherwise issuable upon vesting of the RSUs or all or a portion of the cash proceeds otherwise due to Participant from the sale of Shares; or (iii) demanding cash or a cheque from Participant. Participant also authorizes the Company to delay the issuance of any Shares to Participant unless and until the loan is repaid in full.

(d) Notwithstanding the foregoing, if Participant is an officer or executive director (as within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), the terms of the immediately foregoing provision will not apply. In the event that Participant is an officer or executive director and the full amount of any income tax arising in respect of any Taxable Event (to the extent such income tax pertains to a “notional payment” as defined in Section 222(1)(a) of ITEPA) is not collected from or paid by Participant within ninety (90) days after the end of the tax year in which the notional payment is treated as having been made (for the purposes of Section 222 of ITEPA), or such other period specified in Section 222(1)(c) of ITEPA, the amount of any uncollected income tax may constitute a benefit to Participant on which additional income tax and National Insurance contributions may be payable. Participant acknowledges that the Company or the Employer may recover any such additional income tax and (to the extent permitted by law) National Insurance contributions at any time thereafter by any of the means referred to in this Agreement or the Plan.